

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 21, 2012

Via E-mail
Mr. Calvin E. Jenness
Senior Vice President and Chief Financial Officer
Blount International, Inc.
4909 SE International Way
Portland, OR 97222-4679

> **Re:** **Blount International, Inc.**
> **Form 10-K**
> **Filed March 13, 2012**
> **File No. 1-11549**

Dear Mr. Jenness:

We have reviewed your response dated June 8, 2012 and have the following comments.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the period ended March 31, 2012

Management's Discussion and Analysis, page 21

Operating Results, page 21

1. We have read your response to comment 8 in our letter dated May 21, 2012. It is not clear why you cannot apparently quantify higher unit sales volume, including volume attributable to the recently acquired businesses, impacting this segment's gross profit and/or operating income/loss. Please explain. Regarding the supply problems with certain vendors of SpeeCo, the extent of the problem is also not clear. In this regard, you have told us that these vendors "were temporarily unable to provide components when needed during the first quarter of 2012, which affected our ability to supply products to customers when requested." In "an attempt to maintain customer service levels", you incurred "higher air freight expenses to expedite deliveries" but expect such higher freight costs into at least the second and third quarters of 2012. Please tell us and revise future filings accordingly to: i) disclose whether the vendors were unable to provide

components also during the second quarter of 2012, and to provide your outlook for the third quarter and rest of the year regarding this issue; and ii) clarify whether other Company businesses could supply the component in question. If your other businesses could not supply the component themselves, it is not clear how expedited shipping on your part would address the underlying component procurement problem.

Financial Condition, Liquidity, and Capital Resources, page 25

2. We have read your response to comment 9 in our letter dated May 21, 2012. In future filings regarding your explanation of the variances within accounts receivable, please address whether there was a material change in the aging of receivables. Please refer to Section 501.13.b. of the FRC.

You may contact Jenn Do at (202) 551-3743, Al Pavot at (202) 551-3738 or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief